UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2021.

Commission File Number: 333-249081

CURALEAF HOLDINGS, INC.
(Exact Name of Registrant as Specified in Charter)

666 Burrard Street, Suite 1700, Vancouver, British Columbia V6C 2X8

Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐  Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INCORPORATION BY REFERENCE

Exhibit 99.7 to this Form 6-K of Curaleaf Holdings, Inc. (the "Company") is hereby incorporated by reference as an exhibit to the Registration Statement on Form F-10 (File No. 333-249081) of the Company, as amended or supplemented.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CURALEAF HOLDINGS, INC.
(Registrant)

Date: January 14, 2021	By:	/s/ Michael Carlotti
	Name:	Michael Carlotti
	Title:	Chief Financial Officer

EXHIBIT INDEX

99.1	News Release dated January 11, 2021
99.2	Letter to CSE dated January 11, 2021
99.3	Form 10 Notice of Proposed Significant Transaction dated January 11, 2021
99.4	Form 6 Certificate of Compliance dated January 11, 2021
99.5	Form 7 Monthly Progress Report dated January 11, 2021
99.6	News Release dated January 12, 2021
99.7	Material Change Report dated January 13, 2021
99.8	Form 6 Certificate of Compliance dated January 13, 2021
99.9	Letter to CSE dated January 13, 2021
99.10	Form 9 Notice of Issuance or Proposed Issuance of Listed Securities dated January 13, 2021